50
12/93/02

19
12/20



02053950

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
DEC 13 2002
WASH.

SEC FILE NUMBER
8- 39402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 180 15 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __07/01/01__ AND ENDING __06/30/02__
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridgman-Bourger Securities Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__128 Chickadee Lane__
                              (No. and Street)

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

__Hinesburg,__   __Vermont__   __05461__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Wesley G. Pericone, PC__   __(215) 794-8877__
                                    (Area Code — Telephone No.)
__4920 Rte. 202, P.O. Box 128, Buckingham, PA 18912__

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Wesley G. Pericone, PC__
             (Name — if individual, state last, first, middle name)

__4920 Rte. 202, P.O. Box 128,__   __Buckingham__   __PA__   __18912__
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid ...

OATH OR AFFIRMATION

I, _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Bridgman-Bourger Securities Corp._____, as of ____June 30_____, ~~19~~ 200? are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Olivia S. Niels
Signature

Vice President & Compliance Officer
Title

Diane M. Moore
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bridgman-Bourger Securities Corp.
Financial Statements
For the Year Ended
June 30, 2002

TABLE OF CONTENTS

Wesley G. Pericone - Certified Public Accountant



Wesley G. Pericone, P.C.

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANT

In New Jersey
P.O. Box 179
Lambertville, NJ 08530
(609) 397-2277
Licensed in Pennsylvania,
New Jersey and New York

In Pennsylvania
Buckingham Green II, Suite 2BB3
P.O. Box 1280, 4920 Route 202
Buckingham, PA 18912
(215) 794-8877
Fax: (215) 794-8873
E-Mail: PericoneCPA@bux.com

Independent Auditors' Report

To the Stockholder and Directors of
Bridgman-Bourger Securities Corp.
South Burlington, Vermont

We have audited the accompanying statement of financial condition of Bridgman-Bourger Securities Corp. as of June 30, 2002, and the related statements of income, cash flows, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall, financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridgman-Bourger Securities Corp. at June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Wesley G. Pericone, P.C.

Buckingham, PA
September 6, 2002 and October 28, 2002 (Note 5)
License # AF-001517-L

1

Member AICPA and New York State CPA Societies

Bridgman-Bourger Securities Corp.
Statement of Financial Condition
June 30, 2002

Assets

Current Assets:

Cash	$	63,827
Prepaid Expenses		1,111

Total Assets	$	64,938
		=========

Liabilities and Stockholder's Equity

Current Liabilities:

Commissions Payable	$	7,183
Income Taxes Payable		3,900

Total Current Liabilities	$	11,083

Stockholder's Equity

Common Stock $1 par value, 10,000 shares	
Authorized 2,500 shares issued and outstanding	2,500
Additional Paid-In Capital	6,600
Retained Earnings	44,755

Total Stockholder's Equity	53,855
	=========

Total Liabilities and Stockholder's Equity	$	64,938
		=========

The Accompanying Notes are an Integral Part of the Financial Statements.
See Auditor's Report

2

Bridgman-Bourger Securities Corp
Statement of Income
For the Year Ended June 30, 2002

Revenues:

Commissions	$ 4,994,734	
Interest and Miscellaneous	2,647	
Total Reveues		$4,997,381

Expenses:

Commissions	4,964,749	
Insurance	4,550	
Professional Fees	4,921	
Fees and Dues	5,646	
Insurance Licensing Fees	642	
Miscellaneous charges	134	
Total Expenses		4,980,642

Net Loss Before Income Taxes		$ 16,739
Income Taxes-Federal ($2,200) & State ($1,400)		(3,600)
Net Income for the Year		$ 13,139

The Accompanying Notes are and Integral Part of the Financial Statements.
See Auditor's Report

3

Bridgman-Bourger Securities Corp
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash Provided by Operating Activites:

Net Income	$	13,139
Adjustment to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Decrease in Prepaid Expenses		2,328
Increase in Income Taxes Payable		3,600

Net Cash Increase Operating Activities	$	19,067
Cash, Beginning of the Year		44,760

Cash, End of Year		$63,827
		==========

Supplemental Disclosure of Cash Flow Information

Cash Paid During Year for:
Interest $ -   \
Income Taxes $ -

The Accompanying Notes are an Integral Part of the Financial Statements.
See Auditor's Report

4

Bridgman-Bourger Securities Corp
Statement of Changes In Stockholder's Equity
For the Year Ended June 30, 2002

Beginning of Year- July 1, 2001:

Common Stock, $1 par value, 10,000 shares authorized, 2,500 shares issued and outstanding	$2,500	
Additional Paid-In Capital	6,600	
Retained Earnings	31,616	

Total Stockholder's Equity, Beginning $40,716

Add:

Retained Earnings- Net Profit for the
Year   13,139

Total Stockholder's Equity, Ending $53,855

End of Year- June 30, 2002:

Common Stock, $1 par value, 10,000 shares authorized, 2,500 shares issued outstanding	$2,500	
Additional Paid-In Capital	6,600	
Retained Earnings	44,755	

Total Stockholder's Equity, Ending $53,855

The Accompanying Notes are an Integral Part of the Financial Statements.
See Auditor's Report

5

Bridgman-Bourger Securities Corp.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
June 30, 2002

The company had no liabilities subordinated to claims of general creditors as of
June 30, 2002 or at any time during the year ended on that date.

The Accompanying Notes are an Integral Part of the Financial Statements
See Auditors' Report

6

Wesley G. Pericone - Certified Public Accountant

Bridgman-Bourger Securities Corp.
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 1 Summary of Significant Accounting Policies

Business organization

The company was incorporated under the laws of the state of Vermont on February 9, 1988 pursuant to a general authority to engage in the business of brokers and dealers in securities, insurance, real estate and general investment counseling. The company is operating pursuant to a limited registration with the National Association of Securities Dealers, Inc. (NASD).

Bridgman-Bourger Securities Corp. is a wholly owned subsidiary of Brown Bridgman & Company. Effective January 1, 2000, Brown Bridgman & Company merged with National Financial Partners Corp. Subsequent to the merger, Brown Bridgman & Company continues to own one hundred percent of the equity of Bridgman-Bourger Securities Corp. There have been no changes in the existing business of the member subsequent to the merger.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Bridgman-Bourger Securities Corp. has consented to filing consolidated federal income tax returns and consolidated state returns where allowable by the states within which it operates. Income taxes are provided on the taxable income of Bridgman-Bourger Securities Corp. as if it were a separate taxpayer with reduced tax bracket amounts allocated first to its parent corporation.

Because the company provides income taxes based on its actual income, any timing differences, which result for-tax purposes, would be reflected on the balance sheet in the form of a deferred asset or deferred liability. As of June 30, 2002, there were no timing differences between the tax and economic income.

See Auditors' Report

Wesley G. Pericone - Certified Public Accountant

Bridgman-Bourger Securities Corp.
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 2 Management, Facilities and other Related Party Transactions

The facilities, personnel and other management functions necessary for conducting the business of Bridgman-Bourger Securities Corp. are provided and paid for by Brown Bridgman & Company. Mr. John T. Bourger, president and director of Bridgman Bourger Securities Corp. as well as officer in the parent company, Brown Bridgman & Company, is the prime registered representative for Bridgman-Bourger Securities Corp. Brown Bridgman & Company earned $4,880,605 in commissions and John T. Bourger earned no commission. In connection with the merger, there is a management agreement whereby Mr. Bourger will receive additional commissions to be disbursed by the Brown Bridgman & Company.

Note 3   Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002 the company had net capital of $ 53,855, which was $ 48,855 in excess of its required net capital of $5,000. The Company's net capital ratio was .2058 to 1.

Note 4 Concentrations

During the year ended June 30, 2002 essentially all commission revenues were earned from policies placed with two insurance companies on behalf of two corporate clients for whom Olivia B. Milens was the registered representative.

Bridgman-Bourger Securities Corp. maintains its cash balances in one local financial institution. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The company occasionally maintains cash balances in excess of the FDIC insured amounts.

Note 5 – Subsequent events

The financial statements have been revised and reissued to report a payment for commission expense in the amount of $ 78,873.90, and provisions for state and federal income taxes have been adjusted for the reduction in income.

See Auditors' Report

8



Wesley G. Pericone, P.C.

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANT

In New Jersey
P.O. Box 179
Lambertville, NJ 08530
(609) 397-2277
Licensed in Pennsylvania,
New Jersey and New York

In Pennsylvania
Buckingham Green II, Suite 2BB3
P.O. Box 1280, 4920 Route 202
Buckingham, PA 18912
(215) 794-8877
Fax: (215) 794-8873
E-Mail: PericoneCPA@bux.com

Independent Auditors' Report on Supplementary
Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Stockholder and Directors of
Bridgman-Bourger Securities Corp.
South Burlington, Vermont

We have audited the financial statements of Bridgman-Bourger Securities Corp. as of and
for the year ended June 30, 2002 and have issued our report thereon dated September 6, 2002.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements
taken as a whole. The information contained in Schedules I to IV is presented for purposes
of additional analysis and is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934.
Such information has been subjected to the auditing procedures applied in the audit of the basic
financial statements and, in our opinion, is fairly stated in all material respects in relation to the
basic financial statements taken as a whole.

Wesley G. Pericone, P.C.

Buckingham, PA
September 6, 2002 and reissued October 28, 2002 (Note 5)
License #AF-001517-L

9

Bridgman-Bourger Securities Corp
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
June 30, 2002

Schedule 1

Computation of Net Capital
Total stockholder's equity from statement of
financial condition $53,855
                                                                         =======

Total stockholder's equity qualified for net capital $53,855

Deductions and / or changes:
    Accounts receivables outstanding more than 30 days
Additions and / or allowable credits:
    Commissions payable on receivable outstanding
    More than 30 days
Net capital before haircuts on securities positions
Haircuts on securities positions

Net Capital $ 53,855
                                                                         =======

Computation of Aggregate Indebtedness
Total aggregate indebtedness from statement of
    financial condition $11.083
                                                                         =======

Total aggregated indebtedness $11,083
                                                                         =======

Ratio of aggregate indebtedness to net capital   .2058 to 1
                                                                         =======

Computation of Basic Net Capital Requirement
Minimum net capital requirement under ratio
    requirements of 15c3-1 (a) (2) $739
Minimum dollar net capital requirement under
    activity requirements of 15c3-1 (a) (2) $5,000
                                                                         ======

Net capital requirement at the greater of the
    minimum under 15c3-1 (a) (1) or 15c3-1 (a) (2) $5,000
                                                                         ======

Excess net capital over minimum net capital
Requirement $48,855
                                                                         ======

See Auditor's Report
10

Bridgman-Bourger Securities Corp
June 30, 2002

Computation of Reserve Requirement Rule 15c 3-3   Schedule II

The respondent has no reserves requirements because no retail
Business is conducted, and exemption is claimed under Regulation
15c3-3 (k) (2) (ii).

                                                                   Schedule III

Information For Possession or Control Requirements Under
    Rule 15c3-3

Not applicable as respondent does not retain possession or
control pf customer's securities, and does no retail business.

                                                                   Schedule IV

Reconciliation with Company's Computation Pursuant to
    Regulation 17a-5 (d)m (4)

                        Net Capital per Part II A of amended focus
                        report filed by Bridgman-Bourger Securities
                        Corp. for the quarter ended June 30, 2002 $53,855

                        No required adjustments -

                        Audited Net Capital $53,855
                                                                   =============

See Auditor's Report

11



Wesley G. Pericone, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANT

In New Jersey
P.O. Box 179
Lambertville, NJ 08530
(609) 397-2277
Licensed in Pennsylvania,
New Jersey and New York

In Pennsylvania
Buckingham Green II, Suite 2BB3
P.O. Box 1280, 4920 Route 202
Buckingham, PA 18912
(215) 794-8877
Fax: (215) 794-8873
E-Mail: PericoneCPA@bux.com

Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5

To the Stockholder and Directors of
Bridgman-Bourger Securities Corp.
South Burlington, Vermont

In planning and performing our audit of the financial statements of Bridgman-Bourger Securities Corp. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-S(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-S(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to Customer securities, we did not review the practices and procedures followed by the company in any of the following

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

12

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

13

Bridgman-Bourger Securities Corp.
Independent Auditor's Report on Internal Control
Page 3

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Wesley G. Pericone, P.C.

Buckingham, PA
September 6, 2002 and reissued October 28, 2002 (Note 5)
License # AF-001517-L

14